Issuer Free Writing Prospectus, dated April 3, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated April 3, 2023

Registration No. 333-271070

McCormick & Company, Incorporated

Pricing Term Sheet

$500,000,000 4.950% Notes due 2033 (“2033 Notes”)

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with McCormick & Company, Incorporated’s preliminary prospectus supplement dated April 3, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2023 and the documents incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	McCormick & Company, Incorporated

Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Negative)

Principal Amount:	$500,000,000

Type:	SEC Registered, Registration No. 333-271070

Trade Date:	April 3, 2023

Settlement Date:	April 6, 2023 (T+3)

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2023

Maturity Date:	April 15, 2033

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	100-19 / 3.428%

Spread to Benchmark Treasury:	+153 basis points

Yield to Maturity:	4.958%

Coupon (Interest Rate):	4.950%

Price to Public:	99.936% of the principal amount

Net Proceeds (before expenses) to the Issuer:	$496,430,000

Optional Redemption:	At any time prior to the Par Call Date (as defined below), the notes will be redeemable at the Issuer’s option, in whole or in part, at any time or from time to time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest thereon to the date of redemption.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the date of redemption.

“Par Call Date” means January 15, 2033.

CUSIP / ISIN:	579780AT4 / US579780AT48

Joint Book-Running Managers:	BofA Securities, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. ING Financial Markets LLC M&T Securities, Inc. PNC Capital Markets LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about April 6, 2023 which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-l under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers will be expected to pay for their notes within three business days of the pricing date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BofA Securities, Inc., Truist Securities, Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.